July 11, 2017

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:[____]

Re:      Capstone Turbine Corporation

Preliminary Proxy Statement
Filed June 30, 2017
File No. 001-15957

Ladies and Gentlemen:

This letter is submitted on behalf of Capstone Turbine Corporation (the “Company”), to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a telephone conversation on July 7, 2017 with respect to the preliminary proxy statement (the “Proxy Statement”) for the Company filed with the Commission on June 30, 2017 pursuant to Section 14(a) of the Securities Exchange Act of 1934. The Company is concurrently filing Amendment No. 1 to the Proxy Statement, which includes changes that reflect responses to the Staff’s comments.

For convenience of reference, we have set forth each of the Staff’s comments below, followed by our response.  Capitalized terms used in this letter without definition have the same meanings given to them in the Proxy Statement unless otherwise indicated.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Proposal 2, page 18

1.Please explain how and when stockholders will be informed regarding the treatment of fractional shares.

Response 1:  The Company acknowledges the Staff’s comment and confirms that it has revised the disclosure in Proposal 2. Please see the additional disclosure on page 21.

Proposal 4, page 28

2.Please  fill in the blanks so that the Staff can understand the impact of the reduction in exercise price.  The Staff may have follow up comments once it understands the impact.

Response 2:  The Company acknowledges the Staff’s comment and confirms that it revised the disclosure in Proposal 4. Please see the additional disclosure on pages 28 and 29.

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1067.

Very truly yours,

/s/ Jocelyn M. Arel, Esq.

Jocelyn M. Arel, Esq.

cc:        Jayme L. Brooks, Chief Financial Officer & Chief Accounting Officer, Capstone Turbine Corporation

Clarice Hovsepian, Vice President, Corporate Counsel & Corporate Secretary, Capstone

Turbine Corporation

Brandon Manor, Manager, Financial Reporting, Capstone Turbine Corporation